Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

September 8, 2026

Registration Statement No. 333-295908

Supplementing the Prospectus Supplement and Prospectus, each dated May 14, 2026

John Deere Capital Corporation

$500 million 5.050% Senior Notes Due September 11, 2031

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A1 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A+ by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series J
Issue Size:	$500 million
Trade Date:	September 8, 2026
Settlement Date (T+3):	September 11, 2026
Maturity Date:	September 11, 2031
Benchmark Treasury:	4.375% due August 31, 2031
Benchmark Treasury Yield and Price:	4.566%; 99-05
Spread to Treasury:	+50 basis points
Reoffer Yield:	5.066%
Coupon:	5.050%
Coupon Payment Dates:	Semi-annually on March 11 and September 11, commencing on March 11, 2027 and ending on the Maturity Date.
Day Count:	30/360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.930% plus accrued interest from September 11, 2026
Gross Spread:	0.350%
Net Proceeds (%):	99.580% plus accrued interest from September 11, 2026
Net Proceeds ($):	$497,900,000 plus accrued interest from September 11, 2026
CUSIP / ISIN:	24422EYU7 / US24422EYU71
Joint Book-Running Managers:	Barclays Capital Inc.
BofA Securities, Inc.
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
MUFG Securities Americas Inc.
TD Securities (USA) LLC
Co-Managers:	Academy Securities, Inc.
Commerz Markets LLC
Loop Capital Markets LLC
PNC Capital Markets LLC
Santander US Capital Markets LLC
Scotia Capital (USA) Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or TD Securities (USA) LLC toll-free at 1-855-495-9846.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.